ERIC M. HELLIGE

Partner

DIRECT TEL: 212-326-0846

FAX: 212-326-0806

ehellige@pryorcashman.com

August 23, 2021

VIA EDGAR

Ms. Jen Do

Ms. Lynn Dicker

Ms. Margaret Schwartz

Mr. Tim Buchmiller

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SeqLL Inc.
Amendment No. 4 to Registration Statement on Form S-1
File No. 333-254886

Ladies and Gentlemen:

On behalf of our client, SeqLL Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby submit in electronic form the accompanying Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from Amendment No. 3 to the Registration Statement that was filed with the Securities and Exchange Commission (the “Commission”) on August 16, 2021.

Amendment No. 4 updates Amendment No. 3 to the Registration Statement to include additional selling restrictions under the caption “Underwriting” in the prospectus.

As the Company intends to continue the marketing the offering this week and it is the goal of the Company to have the Form S-1 declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of Amendment No. 4 as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Daniel Jones

SeqLL Inc.